NEWS BULLETIN

                                   FOUR SEASONS HEALTH CARE LIMITED
                                   Emerson Court, Alderley Road
                                   Wilmslow, Cheshire  SK9 1NX

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AT FOUR SEASONS HEALTH CARE LIMITED
Hamilton D. Anstead
Chief Executive
011-44-162-541-7800

FOR IMMEDIATE RELEASE
September 6, 2002

          Tender Offer for Omega Worldwide, Inc. Successfully Completed

CHESHIRE, UK, September 6, 2002 - Four Seasons Health Care Limited ("Four Seasons") today announced the successful completion of the tender offer for all of the outstanding shares of common stock (the "Common Stock"), including the associated Series A Junior Participating Preferred Stock Rights of Omega Worldwide, Inc. (NASD: OWWI) ("Omega Worldwide") by Delta I Acquisition, Inc., a wholly owned subsidiary of Four Seasons at a price of $3.32 per share. Four Seasons' tender offer for Omega Worldwide, which commenced on August 7, 2002, expired at 12:00 midnight on September 5, 2002.

Based on preliminary information provided by the depositary, a total of 11,832,130 shares of Common Stock, including the associated Series A Junior Participating Preferred Stock Rights were validly tendered (including approximately 10,323 shares tendered pursuant to guaranteed delivery procedures). This total represents approximately 96% of the 12,354,553 shares of Common Stock outstanding. Four Seasons has accepted these shares for payment.

Payment for shares properly tendered and accepted will be made promptly and, in the case of shares tendered by guaranteed delivery procedures, promptly after the timely delivery of such shares and required documentation.

As previously announced, all shares of Omega Worldwide outstanding and not purchased in the offer are expected to be acquired for $3.32 net per share in cash pursuant to a subsequent merger transaction. The merger will result in Omega Worldwide becoming a wholly owned subsidiary of Four Seasons.

Four Seasons' related offer for the ordinary shares and warrants of Principal Healthcare Finance Limited, which commenced on August 7, 2002, was declared unconditional in all respects.

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Omega Worldwide provides investment advisory and management services, as well as equity and debt capital, to the healthcare industry, principally in Europe and the Pacific Rim. It is an owner of and provides management services to Principal Healthcare Finance Limited, which owns and leases 231 properties in the United Kingdom and Jersey, and Idun Health Care Ltd., the operator of 127 nursing homes in England, Scotland and Northern Ireland. Omega Worldwide also has established, owns in part and provides management services to Principal Healthcare Finance Trust in Australia, a company that owns and leases 48 nursing home facilities and 399 assisted living facilities in the Commonwealth of Australia and New Zealand.

Four Seasons invests in and operates facilities in the United Kingdom, Scotland, Northern Ireland and the Isle of Man for the care of elderly or mentally infirm people. Four Seasons also provides specific services for respite care, rehabilitation, intermediate care, terminal and palliative care as well as care for younger persons suffering from chronic conditions.

This press release contains certain forward-looking statements that are based on the beliefs of Omega Worldwide's management, as well as those of Delta I Acquisition, Inc., Four Seasons and their respective managements. When used in this press release, the words "anticipate," "believe," "estimate," "expect," "intend," and similar expressions, as they relate to Omega Worldwide, Delta I Acquisition, Inc., Four Seasons and their respective managements, identify forward-looking statements. Such statements reflect the current views of Omega Worldwide, Delta I Acquisition, Inc. and Four Seasons with respect to the merger agreement and the transactions contemplated by the merger agreement, including the merger. These statements are subject to certain risks and uncertainties, including risks and uncertainties inherent in business combination transactions such as the proposed merger. Should one or more of these risks or uncertainties materialize, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

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